[STUBBS ALDERTON & MARKILES, LLP LETTERHEAD]

                                         JOHN MCILVERY
                                         Partner
                                         Direct       818.444.4502
                                         Voice
                                         Direct Fax   818.474.8602
                                         Mobile       626.705.0758
                                         E-Mail       jmcilvery@biztechlaw.com


April 11, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

         RE:      PEOPLE'S LIBERATION, INC.
                  SUPPLEMENTAL RESPONSES TO STAFF COMMENTS OF MARCH 16, 2006 WITH RESPECT TO:

                  AMENDMENT ONE TO REGISTRATION STATEMENT ON FORM SB-2 FILED MARCH 9, 2006
                  FILE NO. 333-130930

                  FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2005 FILED MARCH 7, 2006
                  FILE NO. 0-16075

Ladies and Gentlemen:


         On behalf of People's Liberation, Inc. (the "COMPANY"), we have enclosed for filing one copy with exhibits of (i) the Company's Amendment No. 1 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 (the "10-KSB AMENDMENT"), and (ii) Amendment No. 2 to Registration Statement on Form SB-2 (File No. 333-130930) (the "SB-2 AMENDMENT NO. 2" and, together with the 10-KSB Amendment, the "AMENDMENTS").

         The Amendments reflect the information set forth in the Company's letter of March 24, 2006, and subsequent telephone conferences with the Staff, provided in response to the Staff's comment letter, dated March 16, 2006.

Securities and Exchange Commission
April 11, 2006
Page 2


         We hope the revisions reflected in the Amendments have been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4502.

                                             Sincerely,

                                             /s/ John J. McIlvery
                                             ----------------------
                                             John J. McIlvery

cc:      Daniel Guez
         Darryn Barber